CONFIDENTIAL

                      October 31, 2008

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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-4561

Attn:  Susan Block

RE:	Comment letter dated September 23, 2008

Dear Ms. Block:

We are responding to the comments contained in your letter dated September 23, 2008 (the “Comment Letter”), with respect to the Stena AB (the “Company”) Form 20-F for the year ended December 31, 2007 (the “20-F”).  Our responses are below in numbered sections which correspond to the numbered comments in the Comment Letter.

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3.	In future filings, we will indicate on the cover page of the Form 20-F the basis of accounting used to prepare the financial statements included in the filing.

4.	We will provide additional disclosure in future filings in response to Item 5.D of Form 20-F.

5.	The signed certifications will be filed shortly.

Ms. Susan Block
United States Securities and Exchange Commission
October 31, 2008

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning the filing to the undersigned at 011 46 31 85 5148 or Michael Gizang at 212-735-2704.

Very truly yours,

/s/ Staffan Hultgren
Staffan Hultgren

cc:       Michael E. Gizang